

March 19, 2014

Via E-mail
Bernard Hausen, M.D., Ph.D.
Chief Executive Officer
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063

> **Re:** **Cardica, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 20, 2014**
> **File No. 333-194039**

Dear Dr. Hausen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. Please amend your filing to include all information other than that which can be omitted as provided by Rule 430A. We note that you have omitted the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission's website at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Prospectus Cover

2. Please remove from the front prospectus cover the designations "Sole Book-running Manager" and "Co-Manager." If these designations are appropriate for your prospectus,

you may include the designations in another section of your document where you can also explain their significance to investors.

Company Overview, page 1

3.   Please summarize clearly using concrete, everyday terms the nature of your product that received FDA clearance in January 2014. From your revised disclosure, it should be clear:
    - what the MicroCutter cuts,
    - what is the significance of the product being "cartridge based,"
    - what is the significance of shaft diameter and a "staple line,"
    - whether a 5 millimeter shaft diameter is materially unique to your product and what advantages it provides,
    - whether a 30 millimeter staple line is materially unique to your product and what advantages it provides,
    - what are the limitations on your FDA clearance,
    - what is the significance of a cartridge being blue,
    - what is considered "medium thickness" and what portion of relevant procedures are medium thickness, and
    - what is the significance of creating anastomoses.

    If these or other concepts that you mention in this section are not sufficiently significant as to be highlighted clearly in your prospectus summary, please relocate the concepts to your "Business" section of your document and explain them clearly there.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark B. Weeks